Filed pursuant to Rule 253(g)(2)

File No. 024-11648

This Supplement No. 3, dated May 3, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated December 3, 2022, of Landa App 2, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC

SUPPLEMENT NO. 3 DATED MAY 3, 2022 TO OFFERING CIRCULAR DATED DECEMBER 3, 2021

LANDA APP 2 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding each of the Updated Series.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	3192 Lake Monroe Road, Douglasville, GA, 30135	05/01/2022	$1,400	04/30/2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the applicable Lease Agreements and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreements, a copy of which are filed in our Form 1-U, filed on May 3, 2022, which can be found here.